

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 25, 2015

Via E-mail
Allen R. Hartman
President
Hartman VREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

> **Re: Hartman VREIT XXI, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 30, 2015**
> **File No. 333-207711**

Dear Mr. Hartman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales material proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5 and CF Disclosure Guidance Topic No. 3.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

5. Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Refer to Instruction 1 to Item 12 of Form S-11.

Prospectus Cover Page

6. Please confirm that your cover page will not exceed one page. To that end, we note the initial paragraph contains descriptions of your intended investments which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

7. Please revise your first bullet point risk factor to state that you are not ever required to provide liquidity.

Prospectus Summary, page 12

What fees will you pay to the Advisor and its affiliates?, page 20

8. Please revise to clarify that these fees can be increased without stockholder consent.

9. We note that you reimburse your Advisor for organization and offering costs it incurs on your behalf. Please revise to disclose the amount of organization and offering costs it has incurred on your behalf to date. To the extent that you revise your amount, please update your disclosure elsewhere in the filing as appropriate.

Reimbursement of Other Organization and Offering Expenses –Advisor and its affiliates, page 21

10. We note your disclosure indicates an estimate of 3% of gross offering proceeds for organization and offering expenses if only the minimum offering were to be sold. Please provide us with a calculation arriving at the amount in your table of $15,000 with respect to the minimum offering. To the extent that you revise your amount, please update your disclosure within the Use of Proceeds section on page 66 and elsewhere in the filing as appropriate.

Acquisition Expenses – Advisor or its affiliates, page 21

11. We note your disclosure that you will reimburse your Advisor for amounts it pays in connection with the acquisition or development of a property, whether or not the company ultimately acquires the asset. Please include a risk factor addressing this situation or advise.

Risk Factors, page 33

12. Please include risk factor disclosure of the difficulty of terminating your Advisor, even for poor performance, because the termination will trigger a one-time payment in the form of cash or shares in connection with the redemption of the Advisor's special limited partnership interests.

Management Compensation, page 78

13. In future filings that require Item 402 or Item 404 Regulation S-K disclosure, please disclose the amount of fees paid to your Advisor, break out the amounts paid pursuant to management fees, any subordinated participation and reimbursements.

Conflicts of Interest, page 85

14. Please revise here and in the summary to more specifically describe those affiliates that are still raising funds and purchasing property, including the size of the affiliates, the amount of funds yet to be invested and how you intend to allocate investment opportunities.

Allen R. Hartman
Hartman VREIT XXI, Inc.
November 25, 2015
Page 4

15.   We note your disclosure on page 91 that your charter was reviewed and ratified by a majority of the board of directors consisting of a majority of independent directors. We also note that you currently have no independent directors. Please confirm that prior to the commencement of this offering you will have independent directors and all statements will be updated as applicable.

Prior Performance Summary, page 104

16.   We note your disclosure on page 104 that your Sponsor and its affiliates have sponsored five privately offered prior real estate programs. We further note your disclosure on page 106 concerning the nine private prior real estate programs sponsored by affiliates of your Sponsor. Please revise to reconcile this disclosure or advise.

Adverse Business Developments, page 107

17.   We note your reference to Hartman Commercial Properties REIT; however, we are unable to locate the referenced disclosure. Please advise or revise.

18.   We note your disclosure on page A-6 that investors have not yet experienced a liquidity event with respect to their investment in Hartman Development Fund, LLC. Please tell us how you determined that Hartman Development Fund had completed operations. In addition, please revise this section to disclose any programs that have not provided a liquidity event within the estimated or targeted time frame disclosed to investors at the time the securities were initially offered.

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-5

19.   We note that offering costs will be expensed as incurred when recorded. Your policy appears to be inconsistent with the guidance in SAB Topic 5A which indicates costs directly attributable to a proposed or actual offering may properly be deferred and charged against the gross proceeds of the offering. Please clarify and/or revise accordingly.

Part II – Information Not Required in the Prospectus

Appendix A, page A-1

20.   We note your footnote on page A-4 that the estimated value per share reflects a 20% marketability discount. Please tell us what you mean to "a 20% marketability discount" and how it impacts these estimated values per share.

21.   Please revise Table III to separately provide distributions paid from (i) operations, (ii) sales of properties, (iii) offering proceeds and (iv) debt.

Signatures

22.   Please include the signature of your chief executive officer, Allen R. Hartman. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Exhibit Index

23.   We note that the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202)-551-3439 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Rosemarie Thurston, Esq.
       Alston & Bird